Exhibit 99.3

NQ Mobile Inc. Reports Unaudited Financial Results

For the Quarter Ended June 30th, 2015

BEIJING and DALLAS, August 26, 2015 /PRNewswire/ - NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile internet services, today announced its unaudited financial results for the quarter ended June 30th, 2015.

Highlights for Second Quarter 2015

•	Quarterly Net Revenues were $102.1 million in the second quarter of 2015, a 25.0% increase year-over-year from $81.6 million in the same period in 2014, a new record level for the Company.

•	Gross Margin was 24.8% in the second quarter of 2015, compared with 21.0% in the first quarter of 2015. Non-GAAP Operating Margin was 5.1% in the second quarter of 2015, up from negative 1.8% in the first quarter of 2015.

•	Net Loss attributable to NQ Mobile was $1.6 million, or a loss of $0.02 per ADS, in the second quarter of 2015, a 90.2% improvement compared with a net loss of $16.8 million, or a loss of $0.22 per ADS, in the same period in 2014.

•	Non-GAAP Net Income attributable to NQ Mobile was $7.0 million, or $0.08 per ADS in the second quarter of 2015, compared with Non-GAAP net income of $14.8 million, or $0.20 per ADS, in the same period in 2014.

•	Total Share Based Compensation Expenses fell to $1.1 million, a 95.6% decline year-over-year from $25.4 million in the same period in 2014.

Operating Metrics as of June 30, 2015

As a reminder, beginning in the third quarter of 2014, the Company began presenting the operating metrics of average monthly active user accounts (“MAUs”) as redefined to include many emerging businesses previously not included in the Company’s user account metrics. The MAUs presented herein include the user accounts in all the related business segments. As such, the MAUs presented herein should only be compared to operating metrics in the third quarter of 2014 and thereafter and not be compared to operating metrics in earlier historical periods, because there is not a way to accurately compare such results. The MAUs for the period presented herein and going forward are expected to be better aligned with the key underlying trends of a mobile internet platform company focused on driving mobile consumer traffic and engagement that can be monetized. The MAU statistics do not include the users addressed by the installation of the Company’s advertising SDK into third-party applications. These indirect users generate impressions and search traffic that the Company can monetize outside of the user accounts generated directly by the Company’s own portfolio of products and applications.

Average Monthly Active User Accounts as of June 30, 2015: 188.2 million.

“We are encouraged to see solid improvement in the second quarter of 2015,” said Mr. Zemin Xu, CEO of NQ Mobile, “The management team remains committed to executing our business strategies, with great efforts in the monetization of our traffic-based mobile entertainment businesses, in order to achieve sustainable growth.”

“Our topline growth remains strong and we, by executing our business strategies, started to see improvement in our profitability this past quarter. We are confident about our future growth and will maintain our focus on executing and delivering results.” commented Mr. Roland Wu, CFO of NQ Mobile.

Second Quarter 2015 Results

Revenues

Net revenues in the second quarter of 2015 increased 25.0% year-over-year to $102.1 million from $81.6 million in the same period in 2014.

Mobile value added service revenues increased 8.2% year-over-year to $31.7 million from $29.2 million in the same period in 2014. The increase in mobile value added service revenues was primarily attributable to the growth in live mobile social video platform revenues and mobile gaming revenues. The significant increase in social video platform revenues was driven by the rapid growth of the business of Showself. And the increase in mobile gaming revenues was primarily the result of the continuing expansion of FL Mobile’s business in both domestic and overseas markets, which grew 10.0% year-over-year from the same period in 2014. Meanwhile, consumer mobile security revenues decreased mainly because the Company has been moving its focus away from premium security services and focusing more on mobile applications and services.

Advertising revenues increased 6.1% year-over-year to $16.2 million from $15.3 million in the same period in 2014. The growth was primarily due to increased monetization through advertising and successful third party application referrals resulting mainly from WAPS and Fanyue, the Company’s online and offline advertising networks.

Enterprise mobility revenues increased 48.1% year-over-year to $52.8 million from $35.6 million in the same period in 2014. The growth was primarily driven by the significant demand for Apple products, along with an increase in the sales of enterprise mobility software with more distribution channels which were being developed in the second quarter of 2015.

Other revenues decreased 2.5% year-over-year to $1.4 million from $1.5 million in the same period in 2014. Other revenues are generated primarily by providing technical contract services to third parties and fluctuate as such business is driven by individual projects.

Cost of Revenues

Cost of revenues in the second quarter of 2015 increased 41.0% year-over-year to $76.8 million from $54.5 million in the same period in 2014. The year-over-year increase was primarily due to higher cost of products sold for the enterprise mobility business, which totaled $46.1 million in the second quarter of 2015 compared to $32.7 million in the same period last year. In addition, the cost of revenue sharing, which is incurred mainly for the Company’s mobile game business and live mobile social video platform, increased to $10.8 million in the second quarter of 2015 compared to $4.6 million in the same period last year.

Gross Profit and Gross Margin

Gross profit in the second quarter of 2015 decreased 6.9% to $25.3 million from $27.2 million in the same period in 2014. Gross margin, or gross profit as a percentage of net revenues, was 24.8% in the second quarter of 2015, compared with 33.3% in the same period in 2014. Excluding the impact from hardware sales of the enterprise mobility business and associated costs, gross margin was 44.6% in the second quarter of 2015, down from 55.2% in the same period in 2014.

Operating Expenses

Total operating expenses in the second quarter of 2015 decreased 52.2% year-over-year to $23.9 million from $49.9 million in the same period in 2014. Non-GAAP operating expenses, which exclude share-based compensation, the expenses incurred for the handling of short seller allegations and the amortization of intangible assets arising from acquisitions, decreased by 2.9 % year-over-year to $21.9 million from $22.5 million in the same period in 2014.

Selling and marketing expenses in the second quarter of 2015 decreased 17.1% year-over-year to $6.7 million from $8.1 million in the same period in 2014. Non-GAAP selling and marketing expenses, which exclude share-based compensation, decreased 18.8% year-over-year to $6.3 million from $7.8 million in the same period in 2014. The year-over-year decrease in selling and marketing expenses mainly resulted from the decrease in spending on the promotional channels for mobile games due to later launch of games in this quarter, as well as less expenditure on the consumer mobile security business.

General and administrative expenses in the second quarter of 2015 decreased 70.6% year-over-year to $10.6 million from $35.9 million in the same period in 2014. Non-GAAP general and administrative expenses, which exclude share-based compensation, the expenses incurred for the handling of short seller allegations and amortization of intangible assets arising from acquisitions, decreased 6.9% year-over-year to $8.5 million from $9.1 million in the same period in 2014. The year-over-year decrease in general and administrative expenses under GAAP was mainly from a significant $23.6 million decrease in compensation expenses, as well as a large decrease in the provision of bad debt expenses.

Research and development expenses in the second quarter of 2015 increased 11.6% year-over-year to $6.6 million from $5.9 million in the same period in 2014. Non-GAAP research and development expenses, which exclude share-based compensation and amortization of intangible assets arising from acquisitions, increased 25.5% to $7.1 million from $5.6 million in the same period in 2014. The year-over-year increase in research and development expenses was primarily due to the increase in the expenditures on software development, mainly including staff costs, as a result of business expansion.

Share-based compensation expenses

Share-based compensation expenses, which were allocated to related operating cost and expenses line items, declined to $1.1 million in the second quarter of 2015, a decrease of 95.6% from $25.4 million in the corresponding period in 2014. The significant decrease in share-based compensation expenses was primarily due to the one-off reversal of the unvested share options related to the departure of a former executive and less equity incentives issued to the Company’s acquirees.

Income/Loss from Operations and Operating Margin

Income from operations in the second quarter of 2015 was $1.4 million, compared with an operating loss of $22.8 million in the same period in 2014.

Non-GAAP income from operations, which excludes share-based compensation, the expenses incurred for the handling of short seller allegations and amortization of intangible assets arising from acquisitions, was $5.2 million in the second quarter of 2015, compared with an income of $6.5 million in the same period in 2014. Non-GAAP operating margin, or non-GAAP income from operations as a percentage of net revenues, was 5.1% in the second quarter of 2015, compared with 8.0% in the same quarter in 2014. The decrease in non-GAAP operating margin was mainly due to the decline in gross margin, which was the result of the rapid market growth of the enterprise mobility business with lower gross margin.

Foreign Exchange Gain/Loss, Interest Expenses and Other Income

Foreign exchange gain was $0.7 million in the second quarter of 2015, compared with a loss of $0.04 million in the same quarter of the previous year, which was affected by a fluctuation in foreign exchange rates. Interest expenses were $1.1 million in the second quarter of 2015, compared with $1.4 million in the same quarter of the previous year. Interest expenses were primarily derived from interest expense related to convertible debt, offset by the interest income from certain term deposits.

Income Tax

Income tax expense was $0.4 million in the second quarter of 2015, compared with an income tax expense of $1.7 million in the same period in 2014.

Net Loss/Income

Net Loss attributable to NQ Mobile was $1.6 million in the second quarter of 2015, compared with net loss of $16.8 million in the same period in 2014. Non-GAAP net income attributable to NQ Mobile, which excludes share-based compensation, the expenses incurred for the handling of short seller allegations, interest expenses related to convertible debt, amortization of intangible assets arising from acquisition and impairment loss arising from acquisitions, was $7.0 million in the second quarter of 2015, compared with net income of $14.8 million in the same period in 2014.

Cash and Cash Equivalents, Term Deposits and Restricted Cash

Cash and cash equivalents, term deposits and restricted cash together amounted to $239.4 million as of June 30, 2015.

Cash Flow

Net Cash used in operations in the second quarter of 2015 was $14.7 million.

Other Significant Events

Below please find a summary of certain significant events that took place during the period from May 19, 2015, the date of the Company’s last earnings release, through August 26, 2015.

Appointment of Mr. Roland Wu as Chief Financial Officer

As previously announced, on June 1, 2015, the Company appointed Mr. Roland Wu as its Chief Financial Officer, effective as of that date. With Mr. Wu’s appointment, Dr. Vincent Shi stepped down as the acting Chief Financial Officer of NQ Mobile and is now focusing on his responsibilities as Chairman of the board of directors and Chief Operating Officer of the Company.

NQ Mobile enters into a binding agreement to sell FL Mobile

In a press release on August 26, 2015, the Company announced that it entered into a legally binding framework agreement (the “FL Framework Agreement”) with Beijing Jinxing Ronda Investment Management Co. Ltd. (“Beijing Jinxing”), a subsidiary of Tsinghua Holdings Co., Ltd and an independent third party, to sell the Company’s entire stake in FL Mobile Inc., NQ Mobile’s majority owned Cayman Islands subsidiary (the “FL Divestment”). The Company and other existing shareholders of FL Mobile Inc. have agreed to sell to Beijing Jinxing the entire stake in FL Mobile Inc. that they currently hold for no less than RMB 4 billion (or approximately no less than US $626 million).

NQ Mobile Inc. enters into a binding agreement to sell NationSky

In a press release on August 26, 2015, the Company announced that it entered into legally binding share purchase agreements, which provide for the sale of all of NQ Mobile’s interests in the NationSky business (the “NationSky Divestment”), including the entire interest in Beijing NationSky Network Technology Co., Ltd. (“Beijing NationSky”) to Mr. Hou Shuli, a founder and senior management member of Beijing NationSky, for an aggregate consideration of US $80 million cash.

NQ Mobile Share Repurchase

As previously announced, on December 23, 2014, the Board authorized the Company to repurchase up to $80 million of its shares on the open market, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulation, over the next 12 months. To date, NQ Mobile has repurchased $12.6 million worth of shares on the open market, or a total of approximately 2.9 million ADSs. As of August 26, 2015, $67.4 million remains available for further repurchases under the $80 million authorized share repurchase program.

Business Outlook

The Company expects net revenues to be in the range of $455.0 million to $460.0 million for the full year 2015, representing a 36.9% to 38.4% year-over-year increase. Net revenues for the third quarter of 2015 are expected to be in the range of $110.0 million to $112.0 million, representing a 35.5% to 37.9% year-over-year increase. This outlook includes net revenue expectations for FL Mobile and NationSky and is subject to change based upon the timing of the closing of the announced FL Divestment and NationSky Divestment.

Conference Call Information

NQ Mobile’s management team will hold an earnings conference call to discuss its results and outlook at 8:30 PM U.S. Eastern Time on Wednesday, August 26, 2015, (8:30 AM Beijing/Hong Kong Time on Thursday, August 27, 2015).

The dial-in details for the conference call are:

U.S. Toll Free: +1-866-519-4004

International: +1-845-675-0437

Hong Kong: +852-3018-6771

United Kingdom: +44 203-059-8139

China Mainland: 4006208038 or 8008190121

Conference ID: 12130777

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call at 11:30 p.m. U.S. Eastern Time on August 26 through September 2, 2015. The dial-in details for the replay are:

U.S. Toll Free: 1-855-452-5696

International: +1- 646-254-3697

Conference ID: 12130777

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile’s website at http://ir.nq.com.

Follow us on Twitter @NQMobileIR.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of consumer and enterprise mobile internet services. NQ Mobile’s portfolio of offerings includes mobile security and productivity, mobile search, mobile games and advertising applications for the consumer market and consulting, mobile platforms, and mobility management services for the enterprise market. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Non-GAAP Financial Measures

To supplement the Company’s financial results prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NQ Mobile’s management uses non-GAAP measures of cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, which are adjusted from results based on GAAP to exclude share-based compensation expenses, expenses related to the handling of short seller allegations, interest expenses related to convertible debt, amortization of intangible assets arising from acquisitions and impairment loss arising from acquisitions. The Company also uses non-GAAP fully diluted earnings per ADS, which is the non-GAAP net income attributable to common shareholders divided by weighted average number of diluted ADS.

The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NQ Mobile’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, income from operations and net income attributable to NQ Mobile, excluding share-based compensation expenses, expenses related to the handling of short seller allegations, interest expenses related to convertible debt, amortization of intangible assets arising from acquisitions and impairment loss arising from acquisitions, are that these items has been and may continue to be a significant expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +1 469 310 5281

+852 3975 2853

+86 10 6452 2017

Twitter : @NQMobileIR

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

BALANCE SHEETS

(In thousands)

	As of
	June 30, 2015	December 31, 2014
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	101,471	152,915
Term deposits	134,127	116,284
Restricted cash	3,770	3,767
Accounts receivable, net of allowance of US$9,168 and US$8,892 as of June 30, 2015 and December 31, 2014, respectively	102,529	88,403
Inventory	4,776	13,135
Deferred tax assets, current portion	767	1,288
Prepaid expenses and other current assets	51,905	44,126
Assets held for sale	63	390

Total current assets	399,408	420,308

Non-current assets:
Equity investments, net	56,589	35,249
Property and equipment, net	6,115	5,961
Intangible assets, net	32,450	33,890
Goodwill	318,467	320,425
Deferred tax assets, non-current portion	628	167
Other non-current assets	18,680	17,808

Total Assets	832,337	833,808

LIABILITIES
Current liabilities:
Advance from customers	4,710	12,481
Accounts payable	32,458	24,050
Deferred revenue	11,986	14,922
Consideration payable of acquiring an investee/associate	—	817
Accrued expenses and other current liabilities	38,418	35,082
Tax payable	6,500	5,658
Liabilities on assets held for sale	286	228

Total current liabilities	94,358	93,238

Non-current liabilities:
Convertible debt	172,500	172,500
Deferred tax liabilities and other liabilities	7,878	9,159

Total Liabilities	274,736	274,897

MEZZANINE EQUITY
Total Mezzanine Equity	22,718	21,854

EQUITY
NQ Mobile Inc.’s shareholders’ equity	473,999	479,929
Non-controlling interest	60,884	57,128

Total equity	534,883	537,057

Total Liabilities, Mezzanine Equity and Equity	832,337	833,808

7

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	Three months ended			Six months ended
	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
	US$	US$	US$	US$	US$
Net Revenues
Mobile value added services	31,655	25,101	29,269	56,756	56,617
Advertising services	16,212	17,543	15,273	33,755	32,085
Enterprise mobility	52,759	46,015	35,614	98,774	70,048
Other services	1,444	543	1,481	1,987	2,683

Total net revenues	102,070	89,202	81,637	191,272	161,433

Cost of revenues*	(76,782)	(70,436)	(54,465)	(147,218)	(104,847)

Gross profit	25,288	18,766	27,172	44,054	56,586

Operating expenses:
Selling and marketing expenses*	(6,720)	(7,249)	(8,109)	(13,969)	(15,550)
General and administrative expenses*	(10,551)	(21,135)	(35,912)	(31,686)	(72,614)
Research and development expenses*	(6,596)	(7,207)	(5,912)	(13,803)	(11,147)

Total operating expenses	(23,867)	(35,591)	(49,933)	(59,458)	(99,311)

Income/(Loss) from operations	1,421	(16,825)	(22,761)	(15,404)	(42,725)

Interest expense	(1,079)	(841)	(1,410)	(1,920)	(2,711)
Foreign exchange gain/(loss), net	698	(180)	(43)	518	(820)
Investment income	501	496	10,080	997	10,448
Impairment loss	(2,539)	—	(2,068)	(2,539)	(3,255)
Other income, net	1,212	816	470	2,028	651

Income/(Loss) before income taxes	214	(16,534)	(15,732)	(16,320)	(38,412)

Income tax expense	(442)	(447)	(1,671)	(889)	(1,214)

Net loss	(228)	(16,981)	(17,403)	(17,209)	(39,626)

Net (income)/loss attributable to the non-controlling interest	(981)	366	600	(615)	1,156

Net income attributable to the mezzanine classified non-controlling interest	(432)	(432)	—	(864)	—

Net loss attributable to NQ Mobile Inc.	(1,641)	(17,047)	(16,803)	(18,688)	(38,470)

Net loss	(228)	(16,981)	(17,403)	(17,209)	(39,626)
Other comprehensive income/(loss): foreign currency translation adjustment	2,370	(1,936)	289	434	(2,398)

Comprehensive income/(loss)	2,142	(18,917)	(17,114)	(16,775)	(42,024)

Comprehensive (income)/loss attributable to non-controlling interest	(1,000)	343	600	(657)	1,156
Comprehensive income attributable to the mezzanine classified non-controlling interest	(432)	(432)	—	(864)	—

Comprehensive income/(loss) attributable to NQ Mobile Inc.	710	(19,006)	(16,514)	(18,296)	(40,868)

NQ MOBILE INC.

UNAUDITED CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	Three months ended			Six months ended
	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
	US$	US$	US$	US$	US$
Net loss per Class A and Class B common share, basic and diluted	(0.0035)	(0.0371)	(0.0443)	(0.0404)	(0.1095)
Net loss per ADS, basic and diluted	(0.0175)	(0.1855)	(0.2215)	(0.2020)	(0.5475)

Weighted average number of common shares outstanding:
Basic and Diluted	465,243,052	459,219,518	379,671,632	462,247,925	351,341,375

Weighted average number of ADS outstanding:
Basic and Diluted	93,048,610	91,843,904	75,934,326	92,449,585	70,268,275

* Share-based compensation expenses included in:
Cost of revenues	18	79	58	97	117
Selling and marketing expenses	391	179	317	570	740
General and administrative expenses	1,133	12,216	24,700	13,349	47,301
Research and development expenses	(437)	38	321	(399)	672
Total	1,105	12,512	25,396	13,617	48,830

8

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands, except for share and per share data)

	Three months ended			Six months ended
	June 30, 2015	March 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
	US$	US$	US$	US$	US$
Selling and marketing expenses under GAAP	(6,720)	(7,249)	(8,109)	(13,969)	(15,550)
Adjustment (a)	391	179	317	570	740

Non-GAAP selling and marketing expenses	(6,329)	(7,070)	(7,792)	(13,399)	(14,810)

General and administrative expenses under GAAP	(10,551)	(21,135)	(35,912)	(31,686)	(72,614)
Adjustment (a)	1,133	12,216	24,700	13,349	47,301
Adjustment (b)	—	—	1,174	—	4,255
Adjustment (d)	958	956	952	1,914	1,911

Non-GAAP general and administrative expenses	(8,460)	(7,963)	(9,086)	(16,423)	(19,147)

Research and development expenses under GAAP	(6,596)	(7,207)	(5,912)	(13,803)	(11,147)
Adjustment (a)	(437)	38	321	(399)	672
Adjustment (d)	(58)	(58)	(58)	(116)	(116)

Non-GAAP research and development expenses	(7,091)	(7,227)	(5,649)	(14,318)	(10,591)

Income/(Loss) from operations under GAAP	1,421	(16,825)	(22,761)	(15,404)	(42,725)
Adjustment (a)	1,105	12,512	25,396	13,617	48,830
Adjustment (b)	—	—	1,174	—	4,255
Adjustment (d)	2,690	2,683	2,697	5,373	5,149

Non-GAAP income/(loss) from operations	5,216	(1,630)	6,506	3,586	15,509

Net loss attributable to NQ Mobile Inc. under GAAP	(1,641)	(17,047)	(16,803)	(18,688)	(38,470)
Adjustment (a)	1,105	12,512	25,396	13,617	48,830
Adjustment (b)	—	—	1,174	—	4,255
Adjustment (c)	2,306	2,298	2,382	4,604	4,650
Adjustment (d)	2,690	2,683	2,697	5,373	5,148
Adjustment (e)	2,539	—	—	2,539	—

Non-GAAP net income attributable to NQ Mobile Inc.	6,999	446	14,846	7,445	24,413

Non-GAAP weighted average number of diluted ADS outstanding:
Basic	93,048,610	91,843,904	75,934,326	92,449,585	70,268,275
Diluted	95,036,631	93,800,027	81,853,107	94,421,657	77,521,151

Non-GAAP earnings per ADS, basic	0.0752	0.0049	0.1955	0.0805	0.3474
Non-GAAP earnings per ADS, diluted	0.0736	0.0048	0.1814	0.0788	0.3149

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands, except for share and per share data)

(a)	Adjustment to exclude the share-based compensation expenses for each period
(b)	Adjustment to exclude the expenses incurred for the handling of short seller allegations
(c)	Adjustment to exclude the interest expenses related to convertible debt
(d)	Adjustment to exclude the amortization of intangible assets arising from acquisitions
(e)	Adjustment to exclude impairment loss arising from acquisitions

9